As Filed with the Securities and Exchange Commission on September 25, 2003.
                                        Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                         JIANGXI COPPER COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                         THE PEOPLE'S REPUBLIC OF CHINA
            (Jurisdiction of incorporation or organization of issuer)
                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (646) 885-3309
  (Address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
     Alejandro E. Camacho                          Gregory G.H. Miao
    Clifford Chance US LLP              Skadden, Arps, Slate, Meagher & Flom LLP
       200 Park Avenue                         30/F Tower 2, Lippo Centre
   New York, New York 10166                          89 Queensway,
                                                       Central,
                                                      Hong Kong
         It is proposed that this filing become effective under Rule 466
                          |_| immediately upon filing
                             |_| on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                      Proposed maximum      Proposed maximum
            Title of each class of                   Amount          aggregate price per   aggregate offering        Amount of
         Securities to be registered            to be registered           unit(1)              price(1)         registration fee
American Depositary Shares evidenced by         10,000,000 American     U.S. $0.05          U.S. $1,000,000        U.S. $80.90
American Depositary Receipts, each American      Depositary Shares
Depositary Share evidencing one hundred (40)
ordinary shares in registered form, par value
RMB 1.00, Jiangxi Copper Company Limited (the
"Shares").

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of Securities to Be Registered
         ------------------------------------------

                              CROSS REFERENCE SHEET

                                                                   Location in Form of American Depositary
          Item Number and Caption                                   Receipt Filed Herewith as Prospectus
(1)      Name and address of depositary                          Introductory Article

(2)      Title of American Depositary Receipts and               Face of American Depositary Receipt, top center
         identity of deposited securities

  Terms of Deposit:

 (i)     The amount of deposited securities represented          Face of American Depositary Receipt, upper right
         by one unit of American Depositary Shares               corner

 (ii)    The procedure for voting, if any, the deposited         Articles number 15 and 16
         securities

 (iii)   The collection and distribution of dividends            Articles number 12, 14 and 15

 (iv)    The transmission of notices, reports and proxy          Articles number 11, 15 and 16
         soliciting material

 (v)     The sale or exercise of rights                          Article number 13

 (vi)    The deposit or sale of securities resulting from        Articles number 12 and 17
         dividends, splits or plans of reorganization

 (vii)   Amendment, extension or termination of the              Articles number 20 and 21
         Deposit Agreement

 (viii)  Rights of holders of Receipts to inspect the            Article number 11
         transfer books of the depositary and the list of
         holders of Receipts

                                                                   Location in Form of American Depositary
          Item Number and Caption                                   Receipt Filed Herewith as Prospectus
 (ix)    Restrictions upon the right to deposit or               Articles number 2, 3, 4, 5, 6 and 8
         withdraw the underlying securities

 (x)     Limitation upon the liability of the depositary         Article number 18

 (3)     Fees and Charges                                        Article number 7

Item 2.  Available Information
         ---------------------

Statement that Jiangxi Copper Company furnishes the              Article number 11
Commission with certain public reports and documents
required by foreign law or otherwise under Rule 12g3-2(b)
under the U.S. Securities Exchange Act of 1934, as
amended, and that such reports can be inspected by holders
of American Depositary Receipts and copied at public
reference facilities maintained by the Commission in
Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits
         --------

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of , 2003 among Jiangxi Copper Company Limited (the "Company"), The Bank of New York (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

     (d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings
         ------------

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) The Depositary undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the
Deposit Agreement dated as of               , 2003, among Jiangxi Copper Company
Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York,
State of New York, as of               , 2003.

                                 Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value RMB 1.00, of Jiangxi Copper Company Limited


                                 By:      THE BANK OF NEW YORK,
                                           as Depositary



                                 By:        /s/: Vincent J. Cahill Jr.
                                            --------------------------
                                            Name:     Vincent J. Cahill Jr.
                                            Title:    Vice President

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, Jiangxi Copper Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The
People's Republic of China, as of                , 2003.

                                 By:    Jiangxi copper company limited



                                 By:    /s/: Du Xinmin
                                        --------------
                                 Name:  Du Xinmin
                                 Title: Director, Financial Officer


     Each of the undersigned hereby constitutes and appoints Du Xinmin his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the
following persons in the capacities indicated as of                   , 2003.

Name                                                 Title
----                                                 -----

/s/: He Changming                                    Chairman
--------------------------------------------
Name:        Mr. He Changming

/s/: Qi Huaiying                                     Director
--------------------------------------------
Name:        Ms. Qi Huaiying

/s/: Li Yihuang                                      Director
--------------------------------------------
Name:        Mr. Li Yihuang

/s/: Du Xinmin                                       Director, Financial Officer
--------------------------------------------
Name:        Mr. Du Xinmin

/s/: Wang Chiwei                                     Director
--------------------------------------------
Name:        Mr. Wang Chiwei

/s/: Shi Zhongliang                                  Director
--------------------------------------------
Name:        Mr. Shi Zhongliang

                                INDEX TO EXHIBITS



Exhibit                                                                                           Sequentially
Number                                                                                           Numbered Page
(a)             Deposit Agreement (including the form of American Depositary Receipt),                 8
                dated as of                , 2003, among the Company, the Depositary
                and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(d)             Opinion of Clifford Chance US LLP, United States counsel for the                      55
                Depositary, as to the legality of the securities being registered.


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